Item 77(C)

Matters Submitted to a Vote of Security Holders

At a special meeting of shareholders, held on September 14, 2012, shares were voted as follows on the proposal presented to shareholders:

To approve a new Investment Advisory Agreement between the Wright Funds and Wright Investors’ Service, Inc. with respect to the Wright Selected Blue Chip Equities Fund, Wright Major Blue Chip Equities Fund, Wright International Blue Chip Equities Fund, Wright Total Return Bond Fund and Wright Current Income Fund:

	For	Against	Abstain
Wright Selected Blue Chip Equities Fund	2,261,655	6,110	2,677

Wright Major Blue Chip Equities Fund	795,075	807	5,854

Wright International Blue Chip Equities Fund	1,725,524	2,132	3,403

Wright Total Return Bond Fund	1,675,515	0	5,278

Wright Current Income Fund	4,807,519	2,256	19,341